JSAT

September 4, 2002
JSAT Corporation

Notice Regarding Purchase of The Company's Own Shares in The Market

You are hereby notified that JSAT has implemented the acquisition of its own shares through purchases in the market, in accordance with Article 210 of the Japanese Commercial Code.

Particulars

1.	Purchase Period:	From August 28, 2002 to September 3, 2002
2.	Total Number of Shares Purchased:	97 shares
3.	Aggregate Amount of the Purchase:	¥47,331,000
4.	Method of the purchases:	Purchases on the Tokyo Stock Exchange

(Reference 1)
Details of the Resolution approved at the 18th Ordinary General Meeting of Shareholders held June 26, 2002

- Class of Shares to Be Acquired: JSAT's common stock
- Total Number of Shares to Be Acquired: Up to 6,000 shares
- Aggregate Amount of Shares to Be Acquired: Up to ¥4.5 billion

(Reference 2)
Aggregate Number of the Company's Shares Purchased From June 26, 2002 to September 3, 2002

- Total Number of Shares Purchased: 2,379 shares
- Aggregate Amount of the Purchase: ¥1,180,903,000

dlw 9/17

JSAT株式会社
東京都千代田区丸の内1-11-1
パシフィックセンチュリープレイス丸の内17・18F 〒100-6218

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan